Bradley D. Houser

+1 305-789-7538

Bradley.Houser@hklaw.com

April 13, 2017

Era Anagnosti

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange

Commission

Washington, D.C. 20549

Re:	Ladenburg Thalmann Financial Services Inc.
Registration Statement on Form S-3
Filed March 16, 2017
File No. 333-216733

Dear Mr. Anagnosti:

We enclose for filing on behalf of Ladenburg Thalmann Financial Services Inc., Amendment No. 1 to the referenced Registration Statement on Form S-3. Amendment No. 1 has been marked to reflect changes from the Registration Statement on Form S-3 which was filed on March 16, 2017.

Provided below is an item-by-item response to the Commission staff’s comment letter dated April 6, 2017. Please note that for the convenience of the staff we have recited each comment in boldfaced type and provided the response to each comment immediately thereafter. The Company believes that it has fully responded to the staff’s comments.

Information We Incorporate By Reference, page 2

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2016, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Prior to seeking effectiveness for the registration statement, please either (i) file your proxy statement or (ii) amend your Form 10-K to include the Part III information. Please refer to Question 123.01 of Securities Act Forms Compliance and Disclosure Interpretations for guidance.

The staff’s comment is noted. The Company will file the proxy statement relating to its 2017 annual meeting of shareholders prior to requesting effectiveness of the Registration Statement on Form S-3.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland

Los Angeles | Miami | New York | Orlando | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons

Washington, D.C. | West Palm Beach

United States Securities and Exchange Commission

April 13, 2017

Exhibit 5.1 – Opinion of Holland & Knight LLP

2.	Please have counsel revise opinion (3) on page 2 to state that the Depositary Shares, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement. Please also have counsel delete the limitation on reliance in its final paragraph that the opinion “is rendered solely to you in connection with the above matter.” Please refer to Section II.B.1.d and Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

The legal opinion has been revised to provide the requested opinion and to remove the limitation on reliance language in the final paragraph.

The Company believes that the revisions contained in Amendment No. 1 and the responses provided above fully address the concerns outlines in the Staff’s comment letter. If the Staff has any questions or additional comments, please call the undersigned at (305) 789-7538.

Sincerely yours,

HOLLAND & KNIGHT LLP

Bradley D. Houser

BDH:amc

cc:	Joshua Dilk
Richard Lampen
Brian Heller